SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.            )

PRESSURE BIOSCIENCES, INC.
(formerly Boston Biomedica, Inc.)
(Name of Subject Company (Issuer))

PRESSURE BIOSCIENCES, INC.
(formerly Boston Biomedica, Inc.)
(Name of Filing Person (Issuer))

COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

74112E 10 9
(CUSIP Number of Class of Securities)

Steven R. London, Esq.
Brown Rudnick Berlack Israels LLP
One Financial Center
Boston, Massachusetts 02111
(617) 856-8200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

N/A	N/A

*
As the filing contains only preliminary communications made before the commencement of the tender offer, under General Instruction A no filing fee is required.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

FOR IMMEDIATE RELEASE

Investor Contacts:

Richard T. Schumacher, Founder & CEO	Boston Biomedica, Inc.
R. Wayne Fritzsche, Chairman	(508) 580-1900 (T)

BOSTON BIOMEDICA ANNOUNCES THE SALE OF ITS
DIAGNOSTICS AND BIOTECH DIVISIONS TO SERACARE LIFE SCIENCES
Company Also Announces A Change in its Name to Pressure BioSciences, Inc.

WEST BRIDGEWATER, MA, September 15, 2004—Boston Biomedica, Inc. (NASDAQ: BBII) today announced that it has completed the sale of substantially all of the assets and selected liabilities of its BBI Diagnostics and BBI Biotech Divisions to SeraCare Life Sciences, Inc. of Oceanside, California (NASDAQ: SRLS). The purchase price was $30 million in cash, plus the assumption of certain liabilities. The purchase price remains subject to an adjustment within 60 days based on the final value of the net assets being sold; based on the estimated value of the net assets at closing, the Company does not expect this adjustment to be material. Of the $30 million purchase price, $2.5 million will be held in escrow for a period of 18 months. This transaction was approved by the Company's shareholders at a Special Meeting of Stockholders held on September 14, 2004.

        At this Special Meeting, shareholders also approved an amendment to the Company's Restated Articles of Organization to change the Company's name to Pressure BioSciences, Inc (PBI). The Company has reserved the trading symbol "PBIO" with the NASDAQ Stock Market, and expects to change its trading symbol from "BBII" to "PBIO" in the near future.

        As more fully described in the Company's proxy statement for the Special Meeting, Pressure BioSciences plans to use up to $21,000,000 of the after-tax net cash proceeds from the sale to commence a tender offer to purchase up to 6,000,000 shares of the Company's common stock at a purchase price of $3.50 per share. The remaining net proceeds from the sale, after taxes and including any portion of the escrow released to Pressure BioSciences, plus any cash on hand and remaining after completion of the contemplated tender offer, are expected to be used for working capital for the Company's Pressure Cycling Technology (PCT) activities. The Company believes that the contemplated tender offer will provide each shareholder with the opportunity to decide whether to tender and sell their stock or not tender and remain a stockholder and participate in Pressure BioSciences' PCT activities. The Company expects to file the tender documents with the SEC this fall.

        Richard T. Schumacher, Founder, President and CEO of Pressure BioSciences, said: "We are very pleased to announce the completion of this transaction, as we believe the combination of the two businesses will result in a new, growth-oriented company with strong technical capabilities, a more comprehensive product line and customer base, and better access to capital and other resources."

        Schumacher continued: "This transaction also enables Pressure BioSciences to focus our efforts on our novel Pressure Cycling Technology (PCT) activities. To this end, we continue to plan for the commercial release of our new bench top PCT instrument by the end of the year, to collaborate with leading researchers and laboratories throughout North America in their use of PCT to generate important data in the areas of genomics and proteomics, and to expand our already strong PCT intellectual property portfolio."

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Important Information Regarding Intended Tender Offer

This press release does not constitute an offer to buy or the solicitation of an offer to sell shares of Pressure BioSciences common stock. Pressure BioSciences has not yet commenced the intended tender offer described herein. Pressure BioSciences intends to commence a tender offer in the coming weeks and such tender offer will only be made pursuant to an offer to purchase and other related materials filed with the SEC and which will be distributed to stockholders. You should read these documents if and when they become available because they will contain important information about the tender offer. You may obtain the offer to purchase and other relevant documents that are filed with the SEC when they are available on the SEC's website at www.sec.gov. Please contact the Company if you would like to receive the offer to purchase and other related documents at no charge if and when they become available. You may call PBI at (508) 580-1900 or write to the Company at: Pressure BioSciences, Inc., 375 West Street, West Bridgewater, MA 02379.

About Pressure BioSciences, Inc.

Following the sale of substantially all the assets and selected liabilities of its BBI Diagnostics and BBI Biotech Divisions to SeraCare Life Sciences, Inc. on September 14, 2004, Boston Biomedica changed its name to Pressure BioSciences, Inc (PBI). PBI is a publicly traded, early-stage company focused on the development of a novel technology called Pressure Cycling Technology (PCT). PCT uses cycles of hydrostatic pressure between ambient and ultra-high levels (35,000 psi and greater) to control bio-molecular interactions. PBI currently holds 13 US and foreign patents covering multiple applications of PCT in the life sciences field, including in such areas as genomic and proteomic sample preparation, pathogen inactivation, control of enzymes, immunodiagnostics, and protein purification. PBI owns a 30% passive investment in Source Scientific, LLC, an instrumentation company that develops and manufactures PBI's PCT equipment, as well as a 4.45% passive investment in Panacos Pharmaceuticals, an antiviral drug discovery and development company.

About SeraCare Life Sciences, Inc.

SeraCare Life Sciences, Inc. is a manufacturer and provider of biological products and services to diagnostic, therapeutic, drug discovery, and research organizations. SeraCare's offerings include plasma- based therapeutic products, diagnostic products and reagents, cell culture products, specialty plasmas, in vitro stabilizers, and the SeraCare BioBank™, a proprietary database of medical information and associated blood, plasma, DNA and RNA samples. Headquartered in Oceanside, CA, SeraCare conducts business throughout the world, and is traded on the NASDAQ national stock market under the symbol SRLS. For additional information about SeraCare Life Sciences, Inc., please visit SeraCare's web site at www.SeraCare.com.

Forward Looking Statements

Statements contained in this press release regarding the Company's intentions, hopes, beliefs, expectations or predictions of the future are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to: the amount of any adjustment to the purchase price received from the sale to SeraCare; the anticipated benefits and synergies of the transaction with SeraCare; the Company's expected use of the proceeds from the sale, including its intention to commence a tender offer following the closing of the sale to SeraCare on the terms described herein; the timing of the introduction of the commercial release of the Company's new bench top PCT instrument; and the Company's ability to successfully operate its remaining operations following the closing of the sale to SeraCare. These statements are based upon the Company's current expectations, forecasts, and assumptions that are subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from those indicated by these forward-looking statements. These risks, uncertainties, and other factors include, but are not

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limited to: the risks associated with acquisitions and dispositions, including the ability of SeraCare to assimilate and integrate the BBI Diagnostics and BBI Biotech operations, technologies and products with their current operations; the risk that the timing and amount of the tender offer purchase price may differ from what is presently anticipated or that the tender may not be able to be completed at all due to unanticipated events or other circumstances beyond the Company's control, including unforeseen liabilities or contingencies reducing the amount of proceeds available for the tender offer; the Company's costs of completing the sale of its BBI Diagnostics, BBI Biotech and BBI Source Scientific business units may exceed management's estimates; the Company's ability to attract and retain qualified personnel; fluctuations in the Company's financial and operating results; uncertainties inherent in the development of new products, including the Company's new bench top PCT instrument, including technical risks, cost overruns and delays; the risk that newly introduced products may contain undetected errors or defects or otherwise not perform as anticipated; changes in the Company's liquidity and capital resources; declines in the market price of the Company's common stock; changes in the capital markets; competition; general and industry-specific economic conditions; and the other risks and uncertainties discussed under the heading "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, the Company's definitive proxy statement for its special meeting of stockholders held on September 14, 2004 and other reports filed by the Company from time to time with the SEC. The Company undertakes no obligation to update any of the information included in this Current Report on Form 8-K, except as otherwise required by law. Copies of these documents may be obtained by contacting the Company or the SEC at www.sec.gov.

Visit us at our website http://www.bbii.com

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